FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

I.         DEEP DIVE INNOVATION

Nokia is committed to driving innovation both in France and globally from France. France will retain a leading role in advanced research and innovation in the combined entity, building on:

•      The strong competencies in the country in key areas such as mathematics / algorithms, wireless, and security.

•      The deep existing presence of Alcatel-Lucent and strong engagement in the technology ecosystem in France.

•      The excellent new technical talent available from French universities.

•      Support from the French Government to help ensure long-term success of the business and future Nokia growth in France and exports from France.

While work remains underway on organizational design as part of the integration planning process, Nokia will meet its commitments in this area by taking concrete steps in the areas of leadership, presence, structure, and scope as outlined below.

Commitment	“A major worldwide corporate organization in charge of strategic innovation including networks research and Bell Labs will be led from France and will comprise key staff members.”

Leadership

Nokia plans to place its most senior corporate executive responsible for Networks-wide technology and innovation in France. This executive (expected to have the title of Chief Technology Officer or similar) and select members of his/her staff will ensure a strong focus on advanced research and innovation in France.

Mission

To guide the overall technology architecture of the company and to foster and create new ideas, innovation, technology and intellectual property, ensuring their fast transfer to business units for commercial development and, where appropriate, to the relevant company unit for licensing.

Governance

The leader of advanced networks and innovation referenced above will serve as the chairperson of the company’s networks-focused innovation steering committee. This global body will be the core forum for debate, discussion and decisions related to innovation management. Similar to the current Innovation Steering Board at Nokia, the committee will include leaders from business units, central functions and customer-facing organizations. Other “non-network” innovation activities (e.g., HERE and Nokia Technologies) will be managed separately.

Scope	The scope of the responsibilities under the leader referenced above will include:

•     Ensuring that Nokia has the advanced technology base and intellectual property to ensure long-term competitiveness and differentiation across hardware, software and services, radio systems, and new platforms and standards.

•     Leading long-term end-to-end Networks architecture, steering this architecture for sustainable and innovation-driven growth, and guiding its translation into business unit reference architecture.

•     Engaging early in new technologies designed to ensure that Nokia has the expertise and research needed to drive industry standards in favorable directions.

•     Building and maintaining advanced research competencies across multiple domains, potentially including optics, software systems, wireless (5G), algorithms, and security in ways that complement and support business unit initiatives.

•     Leading cross-company research communities in key next-generation areas such as future network architecture; multi-RAT, multi-layer and multi-vendor mobile networks; network management and automation; design for reliability; environmental performance; and integration and performance engineering.

•     Collaborating with customers on early-stage innovation and research. These activities are expected to focus largely on advanced operators in markets like Korea, Japan, France and the United States and on topics such as the “10X” challenge to ensure networks can meet the capacity demands of the future.

•     Supporting Nokia’s drive to become a leader in network security, with a focus on next generation network security, intelligent security monitoring and analysis, and overall security principles.

•     Participating in and bringing unique expertise to cross-company steering bodies focused on ensuring technology alignment across the respective networks business units and product lines.

•     Engaging in the academic and industrial ecosystem in France and selecting other countries for activities focused on advanced research, often in partnership with the company’s business units, in areas such as 5G, Internet of Things, Security, Big Data, Analytics, Automation, etc.

•     Working closely with business unit leadership to identify, analyze and pursue external sources of innovation, providing recommendations on engagement model (acquire/invest/partner).

•     Engaging with French governmental bodies to leverage French support for R&D, acting as liaison with the French Government to explore scope for collaboration and track progress on ecosystem-related ventures.

•      Driving the creation of intellectual property for the networks-focused business of Nokia (i.e., excluding Nokia Technologies and HERE).

•      This commitment will remain in force for the two year reference period related to overall employment levels, but in practice is expected to remain in place after that period, in the long term, given the strong R&D presence in France, and the strong anchoring of Nokia in France through these commitments and structure.

“Pro-forma” Headcount	Starting global headcount expected to be in the range of 1,400 with operations in > 15 countries. The global figure could be impacted by synergy-related reductions.

Ex Scope	Out of scope activities include:

• Standardization activities related to managing engagement with key standardization forums such as IEEE and 3GPP.

•      Direct management of the €100 million investment fund for France. We currently expect this will be managed through Nokia Growth Partners or independent fund managers to ensure focus on generating returns.

•      Intellectual property management and monetization. While the creation of intellectual property is in scope, patent monetization and activities required by successful monetization associated with that intellectual property is planned to be done by Nokia Technologies given its unique skills and success in this area. Nokia Technologies is a business distinct from the activities of the networks-focused businesses of Nokia.

•      Business unit-specific research, development and innovation activities. While the Technology & Innovation organization will work closely alongside the company’s business units, those business units will retain a critical role in defining customer architectures and future technology requirements.

II.       ADDITIONAL DETAILS ON COMMITMENTS

Over the course of the transaction, we have discussed the commitments with Alcatel-Lucent and agreed on those contained within Annex 6 of the Memorandum of Understanding. You have asked us a series of further clarifying questions about these commitments, which we seek to address below.

1.  France employment level

Commitment

“Follow the Shift Plan commitments regarding the level of employment in France, for a period of at least two (2) years after the Completion Date. The base comprises Alcatel-Lucent France/International (ALUI) operational heads (excluding branches), Bell Labs France, RFS (Radio Frequency Systems) and excluding ASN (Alcatel-Lucent Submarine Networks) and Eu-factory (Landing point of the reference perimeter is 4,200 Headcount and excluding RFS unit). Nokia will maintain resources from its French operations throughout the reference period to support its customers in France.”

Scope	Nokia commitments in respect of employment include:

• Nokia commits to maintaining employment in France that is consistent with Alcatel-Lucent’s Shift Plan commitments for a period of at least two years after the Completion Date.

•      The base comprises Alcatel-Lucent France / International (ALUI) operational heads (excluding branches), Bell Labs France, and RFS (Radio Frequency Systems). It excludes ASN (Alcatel-Lucent Submarine Networks) and Eu factory. The landing point of this reference perimeter is a headcount of 4,200 (excluding RFS unit).

•      To ramp up R&D capacity, reasonable flexibility based on business requirements is required to reduce in other areas within the boundaries of the overall employment level commitment (e.g., to potentially offset the increase in R&D by reductions in SG&A).

•      Additionally, Nokia retains the possibility to reduce current R&D resources and re-hire different R&D resources in order to ensure the R&D capabilities in France are aligned with the business needs of the company and to ensure that its activities in France are focused not only on existing technologies but also on those of the next generation technologies.

•      Nokia (employing currently approximately 230 people in its Network business (June 2015) and 110 people in its Here business in France) confirms that it will maintain resources from its French operations throughout the two-year reference period to support its customers in France. As the Nokia operations in France are largely dependent on projects and sales in France with customers such as Orange, SFR, Bouygues Telecom and Free, staffing levels could fluctuate up or down between now and closing, and after closing as well. For current Nokia non-customer focused employees, the scope of SG&A activities that will remain in France will only be determined later as part of the ongoing organizational design process. To the extent reductions are necessary as part of the overall integration requirements, current Nokia employees will be treated fairly and consistently with employees from Alcatel-Lucent.

2.  France R&D presence

Commitment

“Increase significantly and sustainably the R&D presence in France scaling up 5G, IP network management platforms (incl. Software Defined Networking) and cyber-security with employment evolving from 2,000 people to 2,500 people including the recruiting of at least 300 newly graduated talents over the coming three (3) years. The R&D employment level will be maintained for a period of at least four (4) years after the Completion Date.”

Scope	Nokia commitments in respect of R&D presence include:

• Nokia commits to an R&D capacity increase from 2,000 to 2,500 employees over the next three years, which will be incorporated in the resource plan of the combined entity.

•                  This includes the recruiting of at least 300 new graduates over the next three years. Hiring of new graduates is embedded in Nokia’s R&D mode of operation, given the need to continuously improve competences in new technology areas (e.g., new software techniques like open source, continuous delivery, cloud/virtualization etc.).

• The R&D employment level will be maintained for a period of at least four years after the Completion Date, assuming continued delivery of R&D tax subsidy such as CIR.

3.  France governance

Commitment

“The Company will be represented by three (3) board members in the combined entity. The group will be also listed in Paris. A major worldwide corporate organization in charge of strategic innovation including networks research and Bell Labs will be led from France and will comprise key staff members. The combined entity will establish or keep the adequate legal entities in France and comply with French regulations related to sensitive contracts”.

Scope	Nokia commitments in respect of French governance include:

• Nokia confirms that Alcatel-Lucent will have three board

members, including the Vice Chairman of the Board of Directors, not necessarily French citizens, in the combined entity and that the combined entity will also be listed in Euronext Paris.

•                  Nokia confirms the commitment to establish or maintain, as the case may be, adequate legal entities in France (meaning in particular taxable entities in France).

•                  Nokia will comply with French regulations related to sensitive contracts and activities.

•                  France will retain a leading role in innovation in the combined entity and as an anchor for our technology expertise, consistent with the French level of excellence in education and R&D.

•                  R&D centers in France will become core part of the global R&D network of the combined entity and will serve global business units. French teams will also be involved in standardization processes and activities.

•                  The next level of detail including initial global R&D setup of the combined entity will be designed by Q3 2015.

4.  Villarceaux / Lannion activity levels

Commitment	“Strengthen the operations and activity levels for the long term at the two major technology sites of Villarceaux (Essonne) and Lannion (Côtes d’Armor) following the Completion Date.”

Scope	Nokia commitments in respect of Villarceaux and Lannion include:

• Nokia is committed to augmenting these two sites, which have critical existing capabilities in wireless, IP platforms and IP routing.

•                  Villarceaux and Lannion are intended to serve as worldwide technology centers (see next section for a complete definition) within Nokia’s overall worldwide technology center footprint, with priority to existing activities, functions, and advanced research work/centers at those sites.

• Specifically, these worldwide technology centers are expected to include:

• Advanced Research

• Product Management

• Process and Planning

• Program Management

• Specification and Architecture

• Software Development

• Integration and Verification • Technical Support • Laboratory Support • Quality

• Further specifics around each site’s future role, including key competence areas and technology focus, will be detailed as we progress in the integration planning.

Headcount Considerations

•                  Villarceaux and Lannion are significant headcount centers. Nokia commits to strengthening the operations and long-term activity levels at the two major technology sites of Villarceaux and Lannion following the Completion Date. Future headcount could be increased based on the overall commitment to increase R&D capacity in France by 25% over the next three years.

•                  This commitment relates to the general employment level in France and, in practice, is expected to remain in place after that period in the long term, given the strong R&D presence in France, and the strong anchoring of Nokia in France through these commitments and structure.

5.  Worldwide technology centers

Commitment

“Localize in France worldwide technology centers of expertise following the Completion Date, including in the areas of:

•                  5G and Small Cells R&D to anchor France in the future of wireless activities for the combined group. France will be equipped with a full 5G innovation engine which will encompass research activities with Bell Labs, development activities as well as end to end platforms and trial networks

•                  IP management platforms (incl. Software Defined Networking)

•                  Cyber-security (research, product development and platforms) while continuing to leverage the partnership established by the Company with Thales

•                  Bell Labs

•                  Wireless Transmission”

Scope

Nokia will leverage Alcatel-Lucent’s existing capabilities in R&D and its strong talent base by locating in France worldwide technology centers serving key areas / technologies. While organization design is underway their role will be governed by the following guiding principles:

• Nokia will set up a global network of technology centers.

• These technology centers will drive global innovation and contribute multiple technologies to the overall Networks business (depending on the final operating model of the combined entity).

• A technology center is not linked to the lifecycle of a particular product but is able to constantly rotate the products it develops in order to reach the top level of expertise in its domain.

• The technology centers will act as ecosystem hubs for global R&D programs and R&D activities, including functions / capabilities needed to support these global programs.

Focus Areas	• 5G and Small Cells:

Nokia’s R&D footprint is distributed globally. However, France will be one of the key centers with full 5G innovation capability encompassing R&D activities as well as end to end platforms and trial networks.

• Cyber-security and privacy (including partnership with Thales):

Nokia will increase its security competence in France, as part of a strong European center of competence in cyber-security with global reach and branches in Germany (Berlin) and France, focused on protecting next generation mobile networks.

• Bell Labs:
The Bell Labs brand will be retained and continue to have significant presence in France.

• Wireless Transmission:
France is expected to remain a key location for Microwave transmission R&D.

• Optical transmission

• IP platforms (including Software Defined Networking):
The decision is pending operational design, although Nokia will leverage considerable IP platform R&D capability in Villarceaux and Lannion.

• Other areas (Radio Relay, IP Router, SDN, NFV, Cloud, OSS/BSS):
Nokia’s decision on the location of these capabilities is pending the detailed operating model development and site / competence analysis outlined in “Next Steps” below.

Key Functions	These sites would be expected to include all or part of these functions:

• Product Management

• Process and Planning

• Program Management

• Specification and Architecture

• Software Development

• Integration and Verification

• Technical Support

• Laboratory Support

• Quality

Headcount Considerations

•                  Nokia has committed to retain 4,200 employees for two years.

•                  This commitment will remain in force for the two year reference period related to overall employment levels, but in practice is expected to remain in place after that period, given the strong R&D presence in France.

6.  Operational hubs

Commitment	“Maintain some operations and activities at operational hubs located in France and provide services to other locations in the world following the Completion Date, including in the areas of:

• Local support services • Local pre- and post-sales resources for France and selected European & African countries”.

Scope	Nokia’s operating model design will impact the design of the sales & delivery set-up in France, however, the design will be subject to the following:

• Following the completion date, Nokia is committed to maintaining a strong local sales/delivery organization commensurate with product mix, customer and business needs.

• Operational hubs will retain sales, pre-sales & services to serve its French customer base.

• The combined entity will be the leading supplier of telecoms equipment, solutions and services in France.

7.  Digital ecosystem investment fund

Commitment

“Invest in the digital innovation ecosystem in France following the Completion Date, primarily through the vehicle of a long-term investment fund in the range of €100 million targeting primarily Internet of Things, cyber-security and SW platform enablers for next generation networks”.

Scope	Nokia commitments in respect of investment fund include:

• Nokia commits to investing in the digital innovation ecosystem in France following the Completion Date,

primarily through the establishment of a long-term investment fund in the range of €100 million.

•                  This fund will primarily target the Internet of things, cyber-security and software platform enablers for next generation networks.

•                  It will act through vehicles such as Nokia’s internal venture-capital fund (Nokia Growth Partners) or through independent fund managers.

•                  This fund will have the possibility to develop partnerships with the main actors of the French innovation ecosystem (Bpifrance, DGE, French Tech, etc.).

8.  Telecom ecosystem development

Commitment

“Reinforce presence in the French ecosystem in telecommunications by:

•                  Funding academic tuitions, programs and chair (i.e. Ecole Polytechnique et des Télécom Labs, CNRS Labs, IRILL/Initiative pour la Recherche et l’Innovation sur le Logiciel Libre, Pierre et Marie Curie University, Grenoble University, CNAM, Normale Sup Labs) with up to €5 million per year.

•                  Develop three (3) industrial platforms/networks prototypes (5G, Industrial Internet/Internet of Things connectivity, cyber-security) with up to €5 million per project per year.

•                  Drive the French telecom innovation ecosystem in France through key experts localized in France (i.e. Bell Labs France), participation in major initiatives (i.e. Pôles de compétitivité Systematic, Cap Digital, Images and Réseaux) and confirming involvement and leadership in the French industrial plan (Nouvelle France Industrielle) in continuity of the current efforts within “Souveraineté Télécom””.

Scope

Nokia takes on commitments related to development of the overall telecom ecosystem in France with the intent to ensure continuity with respect to Alcatel-Lucent’s current involvement. Nokia commitments in respect of telecom ecosystem development include:

•                  Nokia plans to place its most senior corporate executive responsible for Networks-wide technology and innovation in France. This executive will be responsible for reinforcing the presence of the new entity in the French ecosystem of innovation in telecommunications.

•                  Nokia will take part in the funding of academic tuition, programs and chairs (Ecole Polytechnique et des Télécom Labs, CNRS Labs, Initiative pour la Recherche et l’Innovation sur le Logiciel Libre, Pierre et Marie Curie University, Grenoble University, CNAM, Normale Sup Labs) with up to €5 million per year for the next two years, after which these programs would be evaluated.

•                  Nokia will also develop three industrial platforms / networks prototypes (5G, Industrial Internet / Internet of Things connectivity, cyber-security) with up to €5 million per project per year and in conjunction with the most suitable ecosystems.

•                  Nokia commits to supporting the ecosystem through key experts situated in France (e.g., Bell Labs France) and continues Alcatel-Lucent’s involvement in major initiatives such as Pôles de compétitivité Systematic, Cap Digital, Images and Réseaux. Nokia will participate in R&D collaborative projects consistent within the scope of these overall commitments and to further develop new business opportunities and technological developments.

•                  Nokia confirms willingness to adopt Alcatel-Lucent’s work in the programs of the “New industrial France” to continue the “Telecom Sovereignty” initiative, and our willingness to open new perspectives in the program “Industry of the Future”.

9.  Impacted employees solutions

Commitment

“The combined group will take all necessary measures to find sustainable solutions for the French employees who could be impacted by the rationalization of corporate activities between Nokia and the Company”.

Scope	Nokia commitments in respect of impacted employee solutions include:

• Nokia will take necessary measures to find sustainable solutions for French employees impacted by rationalization.

•                  Nokia fully supports the opening of GPEC (gestion prévisionnelle de l’emploi et des compétences) negotiations between Alcatel-Lucent management and the employee representative bodies (covering “activities, recruitment, age structure, internal redeployment and training, voluntary redundancies offset by new hires”).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect,” “will,” and similar expressions. These forward-looking statements include statements relating to expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This press release relates to the proposed public exchange offer by Nokia to exchange all ordinary shares, ADSs and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This press release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any of ordinary shares or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) filed (or to be filed) by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents, other than the preliminary draft of the Registration Statement, have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

On August 14, 2015, Nokia filed the preliminary draft of the Registration Statement with the SEC. The information included in such preliminary draft is not complete and may be changed.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this press release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement are (or will be) available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amffrance.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).